FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Martine Hébert

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Guillaume Pichard Ministère des Finances du Québec 390, boulevard Charest Est Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (the “Annual Report”) as follows:

1.	Exhibit (99.1) is hereby amended by adding the following sentence to footnote (5) to Table 10 under the caption “Consolidated Financial Transactions” on page 26:

“Québec’s budgeted balance of cash and cash equivalents is subject to variability depending on its sources and uses of cash. Decreases in budgeted cash and cash equivalent balances in the Preliminary Results 2023 were primarily driven by an increase in (i) consolidated expenditures, including as a result of enhancements to senior assistance, the indexation of salary scales, increased enrollments in educational institutions and grants to promote access to quality, affordable housing and to renovate low-income housing alternatives, and (ii) the use of cash equivalents accumulated in recent years to repay borrowing in Fiscal 2023.”

2.	Exhibit (99.1) is hereby supplemented by adding the following text after the last paragraph of text in the subsection “Government Employees and Collective Unions” on page 37:

“As part of the negotiations for the renewal of collective agreements in the public and parapublic sectors, the Minister responsible for Government Administration and Chair of the Conseil du trésor, Sonia LeBel, announced, on December 28, 2023, that the Government has agreed on a proposed agreement in principle with the Common Front on national cross-sectoral matters of collective agreements, including remuneration. This important proposed agreement, for a period of five years (2023-2028), takes into account the improvement of the working conditions of government employees and the organization of work through greater flexibility in collective agreements. It targets the 420,000 government employees affiliated with the Centrale des syndicats nationaux (CSN), the Centrale des syndicats du Québec (CSQ), the Fédération des travailleurs et travailleuses du Québec (FTQ) and the Alliance du personne professionnel et technique de la santé et des services sociaux (APTS), which collectively make up the Common Front.

As in all negotiations, the details of the proposed agreement will remain confidential until the members of the Common Front trade unions have expressed their opinion on its contents. Members of unions that have reached a proposed agreement in principle are expected to ratify it within the next few weeks. No strikes are currently planned or underway.

In addition of the remuneration, cross-sectoral national matters in collective agreements include, inter alia, the pension plan, the collective insurance plan, regional disparities and parental rights.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 8 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard
Name:	Guillaume Pichard
Title:	Assistant Deputy Minister

Date: January 16, 2024